EXHIBIT (j)(2)(a)

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated November 20, 2020, with respect to the financial statements and financial highlights of Calvert Bond Fund, a series of Calvert Social Investment Fund, Calvert Income Fund, Calvert Short Duration Income Fund, Calvert Core Bond Fund, and Calvert High Yield Bond Fund, each a series of The Calvert Fund, and Calvert Green Bond Fund, a series of Calvert Impact Fund Inc., as of September 30, 2020, and for the respective years presented therein, incorporated herein by reference. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectus, “Other Service Providers –Independent Registered Public Accounting Firm” and “Financial Statements” in the statement of additional information.

/s/ KPMG LLP

Philadelphia, PA

January 27, 2022